Exhibit 99.13

RNS Number: 9073W
InterContinental Hotels Group PLC
24 March 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 1,060,000 of its ordinary shares at a price of 480.7651p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END